Exhibit 12.1

Statement Regarding the Computation of the Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges:

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Amounts in Thousands)
Earnings (loss) available for fixed charges:
(Loss) income before income taxes	$(1,754)	$207,222	$537,027	$234,222	$(2,877,111)	$710,872	$723,074
Adjustments:
Add: Fixed charges	95,886	69,561	155,467	112,494	103,625	94,032	70,453
Add: Amortization of capitalized interest	657	567	1,435	252	64,278	201	36
Less: Capitalized interest	(6,410)	(10,945)	(20,419)	(1,984)	(14,987)	(30,664)	$(21,223)

Total earnings available for fixed charges	88,379	266,405	673,510	344,985	(2,724,195)	774,442	772,340

Fixed Charges:
Interest expense	$85,287	$54,362	$126,157	$101,487	$88,180	$63,156	$49,032
Capitalized interest	6,410	10,945	20,419	1,984	14,987	30,664	21,223
Rental expense attributable to interest	4,189	4,254	8,891	9,023	458	212	198

Total fixed charges	95,886	69,561	155,467	112,494	103,625	94,032	70,453

Ratio of earnings to fixed charges	*	3.8	4.3	3.1	*	8.2	11.0

*	Earnings for the six months ended June 30, 2015 and year ended December 31, 2012 were insufficient to cover fixed charges by $7.5 million and $2.8 billion, respectively.